UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 16, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Trina Solar LTD

File No. 1-33195 - CF#28181

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Trina Solar LTD submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on March 29, 2012.

Based on representations by Trina Solar LTD that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.10	through December 31, 2020
Exhibit 4.11	through December 31, 2020
Exhibit 4.12	through December 31, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel